Securities and Exchange Commission

                             Washington, D.C. 20549

Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934 (Amendment No. 2)

Carbon Energy Corporation
(Name of the Issuer)

Carbon Energy Corporation
------------------------------------
(Names of Persons Filing Statement)

Common Stock
(Title of Class of Securities)

14110Q100
(CUSIP Number of Class of Securities)

Erich Kirsch
Principal Financial and Accounting Officer
Carbon Energy Corporation
1700 Broadway, Suite 1170
Denver, CO 80290
(720) 407-7055

With a copy to:
William T. Hart
Hart & Hart, LLC
1624 N. Washington Street
Denver, CO 80203
(303) 839-0061
(Name, Address, and Telephone Numbers of Person Authorized to
Receive Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss. 240.14a-1 through 240.14b-2), Regulation 14C (ss.ss. 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.
     240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ] A tender offer.

d.   [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction [ ]


                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
Transaction
valuation $191.00               Amount of filing fee $0.04
-------------------------------------------------------------------------------

Transaction value determined by multiplying the number of shares which the Company will purchase as a result of the Reverse Stock Split by $1.00.


[ ]  Check  the  box if  any  part  of the  fee is  offset  as  provided  by ss.
240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                        ------------------------------------------------------

Form or Registration No.:
                          ----------------------------------------------------

Filing Party:
              ----------------------------------------------------------------

Date Filed:
           -------------------------------------------------------------------

                                  INTRODUCTION

     Concurrently with the filing of this Schedule 13E-3, the Company is filing a preliminary proxy statement on Schedule 14A (the "Proxy Statement") pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Proxy Statement is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement.

Item 1. Summary Term Sheet

     The information in the Proxy Statement under the caption "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information

     The information in the Proxy Statement under the caption "Information Concerning Carbon Energy Corporation" is incorporated hereby by reference.

Item 3. Identity and Background of Filing Person

     The information in the Proxy Statement under the caption "Information Concerning Carbon Energy Corporation" is incorporated hereby by reference.

Item 4. Terms of the Transaction

     Information in the Proxy Statement under the caption "Proposal to Approve a Reverse Split of the Company's Common Stock" is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

      None.

Item 6. Purposes of the Transaction and Plans or Proposals

     Information in the Proxy Statement under the caption "Proposal to Approve a Reverse Split of the Company's Common Stock" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

     Information in the Proxy Statement under the caption "Proposal to Approve a Reverse Split of the Company's Common Stock" is incorporated herein by reference.

Item 8. Fairness of the Transaction

     Information in the Proxy Statement under the caption "Proposal to Approve a Reverse Split of the Company's Common Stock" is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations

      None.

Item 10. Source and Amounts of Funds or Other Consideration

     Information in the Proxy Statement under the caption "Proposal to Approve a Reverse Split of the Company's Common Stock" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

     The information in the Proxy Statement under the caption "Information Concerning Carbon Energy Corporation" is incorporated hereby by reference.

Item 12. The Solicitation or Recommendation

     Information in the Proxy Statement under the caption "Proposal to Approve a Reverse Split of the Company's Common Stock" is incorporated herein by reference.

Item 13. Financial Statements

     The information in the Proxy Statement under the captions "Summary Financial Information" and "Incorporation of Certain Documents by Reference" is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

      None.

Item 15. Additional Information

      None.

Item 16. Exhibits

      (a) Amended Preliminary Proxy Statement on Schedule 14A (incorporated herein by reference to the Company's Schedule 14A filed with the SEC on September __, 2020).

      (b) Not applicable.

      (c) Not applicable.

      (d) Not applicable.

      (f) Not applicable.

      (g) Not applicable.

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Patrick R. McDonald
------------------------------------------------------------------------------
(Signature)


Patrick R. McDonald
-------------------------------------------------------------------------------
(Name and title)


September 4, 2020
(Date)